1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 9, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2018/10/25 :	Clarification on information related to recent media report
99.02	Announcement on 2018/11/01 :	Clarification of the media report
99.03	Announcement on 2018/11/06 :	The Board approved the appointment of senior management
99.04	Announcement on 2018/11/07 :	To announce the differences between the third quarter of 2018 financial statements under Taiwan-IFRSs and IFRSs
99.05	Announcement on 2018/11/09 :	The Company to participate in investor conference held by JPMorgan
99.06	Announcement on 2018/11/09 :	Chunghwa Telecom announces its operating results for October 2018
99.07	Announcement on 2018/11/09 :	October 2018 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Clarification on information related to recent media report

Date of events: 2018/10/25

Contents:

1.Date of occurrence of the event:2018/10/25

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Storm Media Group

6.Content of the report: Chunghwa Telecom today clarified media reports about bad debt issues incurred from solar energy projects, that Chunghwa

Telecom probably will recognize NT$3 billion in bad debt in the third quarter due to its solar energy project undertaking.

7.Cause of occurrence:By the end of second quarter of 2018, the consolidated provision of doubtful accounts of the company was NT$768 million; the financial statements of third quarter is in preparation, but the company anticipates there will be no significant increase in the provision of doubtful accounts, and the news report is a market rumor.

8.Countermeasures:Starting from the fourth quarter in 2016, Chunghwa Telecom adopted a more cautious policy toward project selection in order to solidify our financial management, at the same time actively enhance accounts receivables collection including solar energy projects. Some solar energy projects have incurred bad debts so far, but the solar power project at Changhua Coastal Park undertaken in 2018 has not incurred any bad debt.

9.Any other matters that need to be specified:Chunghwa Telecom will continue to be cautious on project selection, and actively enhance debt recovery mechanism to improve profitability.

EXHIBIT 99.02

Clarification of the media report

Date of events: 2018/11/01

Contents:

1.Date of occurrence of the event:2018/11/01

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Storm Media Group

6.Content of the report:The Storm Media reported on October 29th about

Chunghwa Telecom and「iSing99 」investment case.

7.Cause of occurrence:Clarify media report.

8.Countermeasures:none

9.Any other matters that need to be specified:Clarify that The Storm

Media’s reporting is not released by Chunghwa Telecom.

The company has no comment.

EXHIBIT 99.03

The Board approved the appointment of senior management

Date of events: 2018/11/06

Contents:

1.Date of occurrence of the event: 2018/11/06

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head office

4.Reciprocal shareholding ratios: None

5.Cause of occurrence: The 8th Meeting of the 14th Term Board of Directors

approved the appointment of the management as follows:

(1) Appoints Wei-Kuo Hong, the Vice President of Telecommunication

     Training Institute, to be the President of Telecommunication Training

     Institute. Mr. Tian-Tsair Su will be discharged from the position as the President of Telecommunication Training Institute concurrently on the same day.

(2) Appoints Rong-Syh Lin, the President of Telecommunication Laboratories,

     to be the President of Data Communications Business Group. Mr. Lin also acts for the President of Telecommunication Laboratories concurrently.

     Mr. Hong-Chan Ma will be discharged from the position as the President of Data Communications Business Group on the same day.

(3) As Chih-Cheng Chien, the President of International Group, will have new appointment and will be discharged from the position. Hsueh-Lan Wu,

     the Vice President of Enterprise Business group, will promote to the position of President of International Group on the same day.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.04

To announce the differences between the third quarter of 2018 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2018/11/07

Contents:

1.Date of occurrence of the event:2018/11/07

2.Of which year/ quarter financial report required to be adjusted:

The third quarter of 2018

3.Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities

Issuers and International Accounting Standard 34 “Interim Financial

Reporting” endorsed and issued into effect by the Financial Supervisory

Commission of the Republic of China (“Taiwan-IFRSs”)

4.Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries

(or the “Company”) reported consolidated net income of NT$8,722,276 thousand and NT$27,783,165 thousand, consolidated net income attributable to stockholders of the parent of NT$8,504,207 thousand and NT$27,093,228 thousand, and basic earnings per share of NT$1.10 and NT$3.49 for the three months and nine months ended September 30, 2018, respectively.

The Company also reported total assets of NT$456,461,113 thousand, total liabilities of NT$78,071,732 thousand, and total equity of NT$378,389,381 thousand as of September 30, 2018.

5.Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the International

Accounting Standard Board (“IFRSs”)

6.Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,278 million and NT$30,314 million, consolidated net income attributable to stockholders of the parent of NT$8,071 million and NT$29,542 million,

and basic earnings per share of NT$1.04 and NT$3.81 for the three months and nine months ended September 30, 2018, respectively. The Company also reported total assets of NT$456,252 million, total liabilities of

NT$79,502 million, and total equity of NT$376,750 million as of

September 30, 2018.

7.Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition,

prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company.

Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs,

revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed.

This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.05

The Company to participate in investor conference held by JPMorgan

Date of events: 2018/11/09

Contents:

1.Date of the investor conference: 2018/11/14~2018/11/15

2.Time of the investor conference: 9:00 am (Taipei time)

3.Location of the investor conference: Hong Kong

4.Brief information disclosed in the investor conference: The conference will be held by JPMorgan

5.The presentation of the investor conference release: Please refer to

http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Yes,

please refer to https://www.cht.com.tw/chtir

7.Any other matters that need to be specified: None

EXHIBIT 99.06

Chunghwa Telecom announces its operating results for October 2018

Date of events: 2018/11/09

Contents:

1.Date of occurrence of the event:2018/11/9

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or

  "subsidiaries"):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for October 2018 was NT$ 17.77 billion, a 5.4 % decrease year-over-year, mainly due to the decrease of voice revenue resulted from continuing VoIP substitution, the decline of mobile service revenue owing to market competition and the decrease of ICT project revenue, which partially offset the increase of device sales revenue, Internet VAS revenue and MOD revenue. Operating costs and expenses were NT$ 14.44 billion, a 2.1 % decrease year-over-year, mainly due to the decrease of interconnection expenses, cost of goods sold and ICT project costs. Operating income was NT$ 3.33 billion, a 17.5 % decrease year-over-year. Income before tax was NT$ 3.40 billion, a 16.3 % decrease year-over-year. Net income attributable to stockholders of the parent company was NT$ 2.66 billion, a 19.6 % decrease year-over-year. EPS was NT$ 0.34.

6.Countermeasures: None

7.Any other matters that need to be specified: None

EXHIBIT 99.07

Chunghwa Telecom

November 09, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2018.

1) Sales volume (NT$ Thousand)

Period	Items	2018	2017	Changes	%
Oct.	Net sales	17,772,376	18,790,424	(-)1,018,048	(-)5.42%
Jan.-Oct.	Net sales	177,767,978	185,419,869	(-)7,651,891	(-)4.13%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,843,210

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	439,014
	Fair Value	-5,575
	The amount of unrealized gain(loss) recognized this year	-5,481

Settled Position	Total amount of contract	539,284
	The amount of realized gain(loss) recognized this year	-3,496

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	70,378
	Fair Value	-626
	The amount of unrealized gain(loss) recognized this year	224

Settled Position	Total amount of contract	961,505
	The amount of realized gain(loss) recognized this year	-3,413

b Trading purpose : None